UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 22, 2022

(Date of Report (Date of earliest event reported))

STARTENGINE COLLECTIBLES FUND II LLC

(Exact name of issuer as specified in its charter)

Delaware	87-3286333
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 West Alameda Avenue, Suite 1200 Burbank, California 91505	90069
(Address of principal executive offices)	(Zip code)

(800) 317-2200

(Issuer’s telephone number, including area code)

Series Wine #2020AUSONE
Series Wine #2020ANGELUS
Series Wine #2020CHEVAL
Series Wine #2020HAUT
Series Wine #2020LEPIN

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

As of April 22, 2022, Leon Benrimon no longer serves as a Manager of StartEngine Assets LLC, the Administrative Manager, Asset Manager and Managing Member of the StartEngine Collectibles Fund II LLC. Ms. Johanna Cronin, who has been a Manager of StartEngine Assets LLC since June 8, 2020, will be the sole Manager of StartEngine Assets LLC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARTENGINE COLLECTIBLES FUND II LLC

By:	StartEngine Assets LLC, its Managing Member

By:	/s/ Johanna Cronin
Johanna Cronin
Manager

Date: April 25, 2022